UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Bye-Law Amendments

On September 25, 2013, VimpelCom Ltd. (“VimpelCom”) issued a press release announcing that it held its Special General Meeting of Shareholders (SGM), and at the SGM, VimpelCom shareholders approved amended and restated bye-laws with technical amendments to the Company’s former bye-laws. The bye-law amendments were made in connection with the VimpelCom’s listing on NASDAQ on September 10, 2013.

The press release is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and the amended and restated bye-laws as approved by the SGM are included as Exhibit 99.2 to this Report.

Exhibit 99.2 of this Report shall be incorporated by reference into VimpelCom’s Registration Statements on Form F-4 (File No. 333-333-164770) and Form S-8 (File Nos. 333-166315, 333-180368 and 333-183294).

Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release issued by VimpelCom on September 25, 2013

99.2	Amended and Restated Bye-Laws of VimpelCom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: September 27, 2013

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	Group General Counsel & Chief Corporate Affairs Officer